Exhibit 99.1

NEWS RELEASE
PRECISION DRILLING ANNOUNCES CLOSING OF SENIOR NOTES OFFERING AND REDEMPTION AND REPURCHASES OF OUTSTANDING SENIOR NOTES
Calgary, Alberta, Canada – November 4, 2016
Precision Drilling Corporation (“Precision”) announced today the closing of its previously-announced private offering of US$350 million aggregate principal amount of 7.75% Senior Notes due 2023 (the “Notes”) in a transaction that was exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes were guaranteed on a senior unsecured basis by current and future U.S. and Canadian subsidiaries of Precision that also guarantee Precision’s revolving credit facility and certain other future indebtedness. As previously announced, Precision will use the net proceeds from the offering, together with cash on hand, to redeem all C$200 million of its outstanding 2019 notes, redeem US$250 million of its outstanding 2020 notes and for other debt repurchases. Precision has since repurchased US$53 million of its outstanding 2021 notes. Precision estimates that after these redemptions and repurchases its total debt levels and annual interest expense will decrease by approximately C$139 million and C$4 million, respectively, and Precision will have no principal payments due until November 2020. After these transactions are completed, Precision will have reduced its total debt by approximately C$213 million in 2016.
Kevin Neveu, Precision's President and Chief Executive Officer, stated: “While customer sentiment has improved and forward visibility has firmed, commodity volatility and uncertainty remain key features in our industry.  We believe that it is prudent in this environment to continue to reinforce our capital structure by reducing total debt levels, optimizing our debt maturities and seeking to reduce debt levels through operating cash flows over the longer term.  Management remains focused on protecting our liquidity, sustaining our field performance and remaining poised to take advantage of a rebound.”
The Notes and the related guarantees were offered only to qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on the exemption from registration set forth in Regulation S under the Securities Act. The Notes and the related guarantees have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from the Securities Act and applicable state securities or blue sky laws and foreign securities laws.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, any securities, nor shall there be any sales of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
Precision Drilling Corporation

403.716.4566
403.716.4755 (FAX)
Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com